PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

08003159

BY COURIER

No/Date : F/D1:286/27-5-08

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

MAY 29 2008

Washington, DC
104

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 3M 2008 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
JUN 12 2008
THOMSON REUTERS

George Angelopoulos
Chief Financial Officer

Enclosure

- Press Release of 3M 2008 results (IFRS)

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

PPC's CONSOLIDATED Q1 2008 FINANCIAL RESULTS

ATHENS MAY 27, 2008

- Total Revenues amounted to €1.41 bil versus €1.24 bil in Q1 2007, an increase of €168m (13.5%).
- Notwithstanding the supply restrictions due to the March 2008 strike, electricity demand in Q1 2008 increased by approximately 3%.
- In Q1 2008, hydro conditions did not improve compared to the already tight conditions of the previous year.
- Lignite generation decreased by 847 GWH (-11.2%), mainly due to the strike and to a lesser extent to the increase of scheduled long term maintenance of lignite plants.
- The strike had a negative impact of approximately €33m on the energy balance expenditure, as a consequence of the substitution of the reduced lignite generation by "expensive fuels" (oil, natural gas and energy purchases).
- Q1 2008 financial results have been impacted by a provision of €23.5m,representing the expenditure to cover the estimated deficit in CO_2 emission rights, while no deficit expenditure was recorded in Q1 2007.
- EBITDA amounted to €205.5m in Q1 2008, compared to €235.6m in Q1 2007, a decrease of €30.1m (-12.8%).EBITDA margin reached 14.6%, compared to 19% in Q1 2007.
- Pre-tax profits in Q1 2008, amounted to €34.3m compared to €57 m in Q1 2007, a decrease of €22.7m (-39.8%).
- Net income for Q1 2008 amounted to €30m, compared to €41m in Q1 2007, a decrease of €11m (-26.8%).

More specifically,

REVENUES

Revenues from energy sales increased by €151m (13.1%), from €1,155.6m in Q1 2007 to €1,306.6m in Q1 2008, as a result of an increase in the volume of sales by approximately 3% and of average tariff increases of a total of 10% in 2007.

OPERATING EXPENSES

Despite the decrease in payroll cost and in lignite expenditure, total operating expenses (excluding depreciation) increased by €198.1m (19.7%) from €1,006.9m in Q1 2007 to €1,205m in Q1 2008, an increase attributed to the increased energy balance expenditure and to the provision to cover the deficit of CO_2 emission rights.
Increased generation from natural gas and oil, as well as increased energy purchases from the System, the Network and from imports, that substituted the reduced lignite

generation and covered the increased demand of 434 GWH (+3%), resulted in an increase in the energy's balance expenditure by €178m.

The above increase, more than offset the increase in revenues from energy sales (€151m), while, the entire benefit in Q1 2008 from all 2007 tariff increases (10%, €116m) was offset by the incremental expenditure on fuel costs attributed to fuel price increases (€113m).

More specifically:

- The increase in natural gas generation by 175 GWH (+6.4%) resulted in an increase of the relevant expenditure by €32m (19.9%), from €161.2m in Q1 2007 to €193.2m in Q1 2008.

- Expenditure for energy purchases, increased by €81.4m (53.7%), from €151.7m in Q1 2007 to €233.1m in Q1 2008, due to the increase of PPC imports by 468 GWH (+158.1%), to the purchase of larger quantities of electric energy from the System and the Network by 285 GWH (+15.9%) and the increase of the System Marginal Price.

- The increase in liquid fuel generation by 277 GWH (16.1%) and the impact of the increase in liquid fuel prices, by approximately 39%, resulted in increased expenditure for liquid fuels by 58.2%, or by € 80.8m, from €138.9m in Q1 2007 to €219.7m in Q1 2008.

PPC's lignite expenses (including payroll, excluding depreciation) decreased by €18.5m (-11.7%), from €157.5m in Q1 2007 to €139m in Q1 2008 while total expenditure for fossil fuels, including third parties fossil fuels, decreased by €16.2m, (-9.8%) from €165m in Q1 2007 to €148.8m in Q1 2008.

Payroll expenses (including lignite), decreased by €27.8m (-8.3%), from €336.7m in Q1 2007, to €308.9 m in Q1 2008. This decrease, is attributed to a payrolls reduction by 1,623 full time employees between March 31, 2007 and March 31, 2008 (a decrease which largely absorbed the impact of the carry over from the 2007 collective labour agreement and of seniority salary adjustments), as well as to the decrease of payroll cost due to the strike of March 2008 . It must be noted that, since discussions between management and the employees union for a new collective labour agreement are at an initial stage, PPC's Q1 2008 financial results do not include pay increases that will result from this agreement.

Other operating expenses, including lignite, amounted to €111.4m, from €126.3 m in Q1 2007,a reduction of €14.9m (-11.8%).

Depreciation and amortisation expense in Q1 2008 amounted to €125.6m compared to €140.7m in Q1 2007 a reduction of €15.1m (-10.7%), which is attributed to the full depreciation of a series of distribution and generation fixed assets as of December 31, 2007.

Capital expenditure amounted to €160.9m compared to €164.1m in Q1 2007, a decrease of €3.2m (-2%).

FINANCIAL EXPENSES

Due to the significant increase of lending rates between March 31, 2008 and March 31, 2007, the increase in debt to €4,153m at the end of Q1 2008, from €3,833m at the end of Q1 2007 and the decrease in financial income that is attributed to the change in the fair values of outstanding derivatives as of March 31, 2008, total financial expenses increased to €41.9m (10.6%) in Q1 2008, from €37.9m in Q1 2007.

PARTICIPATION IN ASSOCIATED COMPANIES

The share of loss in associated companies of €3.7m in Q1 2008, refers to PPC's participation in LARCO, in which PPC holds a 28.6% stake (€3.4m loss), in the associated companies of PPC RENEWABLES (€0.1m profit) and to SENCAP SA. - PPC's joint venture with Contour Global - (€0.4m loss).

FULL TIME PAYROLLS

Full time payrolls, excluding personnel assigned to the Hellenic Transmission System Operator (HTSO) were reduced to 24,332 compared to 25,955 at the end of Q1 2007.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards.

Summary Financials (€ mil)

	Q1 2008 Unaudited	Q1 2007 Unaudited	Δ%		Q1 2008 Unaudited	Q1 2007 Unaudited	Δ%
	GROUP				PARENT COMPANY		
Total Revenues	1,410.5	1,242.5	13.5%		1,410.5	1.242,5	13.5%
EBITDA	205.5	235.6	-12.8%		204.3	233.2	-12.4%
EBITDA Margin	14.6%	19.0%			14.5%	18.8%	
Profit before Taxes & Fin.Expenses (EBIT)	79.9	94.9	-15.8%		79.9	93.7	-14.7%
EBIT Margin	5.7%	7.6%			5.7%	7.5%	
Net Income	30.0	41.0	-26.8%		108.6	41.1	164.2%
EPS (In euro)	0.13	0.18	-27.8%		0.47	0.18	161.1%
No of Shares (m.)	232	232			232	232	
Net Debt	3,954.0	3,737.7	5.8%		4,047.1	3,740.9	8.2%

Summary Profit & Loss (€ mil)

	Q1 2008 Unaudited	Q1 2007 Unaudited	Δ%	Q1 2008 Unaudited	Q1 2007 Unaudited	Δ%
	GROUP			PARENT COMPANY		
Total Revenues	1,410.5	1,242.5	13.5%	1,410.5	1,242.5	13.5%
- Revenues from energy sales	1,306.6[(1)]	1,155.6[(1)]	13.1%	1,306.6[(1)]	1,155.6[(1)]	13.1%
- Revenues from HTSO	90.5	69.9	29.5%	90.5	69.9	29.5%
- Other revenues	13.4	17.0	-21.2%	13.4	17.0	-21.2%
Total Operating	1,205.0	1,006.9	19.7%	1,206.2	1,009.3	19.5%

Expenses (excl. depreciation)						
Payroll Expenses excluding lignite	235.6	254.3	-7.4%	234.1	254.1	-7.9%
Lignite	148.8	165.0	-9.8%	148.8	165.0	-9.8%
-PPC Lignite	139.0	157.5	-11.7%	139.0	157.5	-11.7%
-Third party fossil Fuels	9.8	7.5	30.7%	9.8	7.5	30.7%
Total other Fuel Expenses	412.9	300.1	37.6%	412.9	300.1	37.6%
- Liquid fuels	219.7	138.9	58.2%	219.7	138.9	58.2%
-Natural Gas	193.2	161.2	19.9%	193.2	161.2	19.9%
Energy Purchases	233.1	151.7	53.7%	236.2	154.5	52.9%
- Purchases From the System and the Network	174.5	132.1	32.1%	177.6	134.9	31.7%
-Imports	58.6	19.6	199.0%	58.6	19.6	199.0%
Transmission System Usage	89.1	72.0	23.8%	89.1	72.0	23.8%
Provisions	5.7	0.4		5.7	0.4	
Expenditure for CO2 emission rights	24.0	4.5		24.0	4.5	
Other operating expenses, (excluding lignite)	55.8	58.9	-5.3%	55.4	58.7	-5.6%
EBITDA	205.5	235.6	-12.8%	204.3	233.2	-12.4%
EBITDA Margin	14.6%	19.0%		14.5%	18.8%	
Depreciation and amortization	125.6	140.7	-10.7%	124.4	139.5	-10.8%
Profit before Taxes & Fin.Expenses	79.9	94.9	-15.8%	79.9	93.7	-14.7%

(EBIT)						
EBIT Margin	5.7%	7.6%		5.7%	7.5%	
Financial Expenses	41.9	37.9	10.6%	(33.4) (2)	37.9	
- Net Financial Expenses	43.8	38.7	13.2%	(31.5) (2)	38.7	
- Foreign Currency Gains / (Losses)	1.9	0.8		1.9	0.8	
Share of Profits (Loss) in associated companies	(3.7)	0		0	0	
Pre-tax Profits	34.3	57.0	-39.8%	113.3	55.8	103.0%
Profit after tax from continuing operations	30.0	41.0	-26.8%	108.6	40.1	170.8%
Profit after tax of disposal group	0	0		0	1.0	
Net Income	30.0	41.0	-26.8%	108.6	41.1	164.2%
EPS (in Euro)	0.13	0.18	-27.8%	0.47	0.18	161.1%

Summary Balance Sheet & Capex (€ m)

	Q1 2008 Unaudited	Q1 2007 Unaudited	Δ%		Q1 2008 Unaudited	Q1 2007 Unaudited	Δ%
	GROUP				PARENT COMPANY		
Total Assets	13,655.7	12,947.5	5.5%		13,663.8	13,034.4	4.8%
Net Debt	3,954.0	3,737.7	5.8%		4,047.1	3,740.9	8.2%
Total Equity	5,291.6	5,126.4	3.2%		5,298.6	5,206.4	1.8%
Capital expenditure	160.9	164.1	-2.0%		159.4	164.1	-2.9%

(1) In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008.

Specifically, a 5% reimbursement of the total electricity bill for the period August 1, 2006 to July 31, 2007 was provided to customers with an annual consumption of up to 6.000 kWh who reduced consumption, compared to the corresponding previous annual period, by 4% or more, and to customers with an annual consumption of 6,000 kWh - 12,000 kWh who reduced consumption by 6% or more.

As stated above, a similar measure is in effect for the period August 1, 2007 to July 31, 2008, providing a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period.

PPC' s Q1 2008 and Q1 2007 financial results have not been impacted by this refund scheme, since at the time of publication of Q1 2008 and Q1 2007 financial statements, this impact could not be quantified .

(2) In December 2007, the sale of PPC's share in Tellas S.A., the telecommunications company, was completed. This transaction resulted in a profit of €165m, which was charged in 2007 Group' s results. In Q1 2008 PPC Telecommunications S.A. distributed as dividend an amount of approximately €77m which is presented in the Parent Company's results.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

"The first quarter of 2008 has proven to be very challenging for PPC for more than one reasons. Firstly, the drastic fuel and energy purchase price increases offset all tariff increases that were granted to PPC since the first quarter of the previous year. Secondly, the 18 days strike of our employees regarding their social security scheme was a contributing factor to increased energy purchases and more expensive fuel generation.

Lastly, a number of our BoD meetings were disrupted by members of our Trade Unions, resulting in PPC's inability to take in time resolutions with respect to the implementation of certain of our strategic priorities. In the past two months things have returned to normal and we have managed to recover a lot of the lost ground."

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for Q1 2008, shall be published in the Press, on May 31st, 2008.

The financial data and relevant information on the Financial Statements for Q1 2008, as well as analytical Financial Statements for Q1 2008, on a standalone and on a consolidated basis shall be uploaded to the Company's web site (www.dei.gr) on May 30, 2008 after the closing of the Athens Stock Exchange.

END